January 6, 2020

Edward J. Faneuil
General Counsel
Global Partners LP
P.O. Box 9161
800 South St.
Waltham, Massachusetts 02454-9161

       Re: Global Partners LP
           Registration Statement on Form S-4
           Filed December 23, 2019
           File No. 333-235687

Dear Mr. Faneuil:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at (202) 551-3314 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Brenda Lenahan, Esq.